Exhibit h.(iii).a

FIRST AMENDMENT TO THE

AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

This FIRST AMENDMENT, dated May 29, 2019, amends the Amended and Restated Expense Limitation Agreement between The Hartford Mutual Funds, Inc. (“HMF”) and The Hartford Mutual Funds II, Inc. (“HMF II” and together with HMF, the “Companies”) and Hartford Funds Management Company LLC (the “Adviser”), dated March 1, 2019 (the “Agreement”).

WHEREAS, the Companies and the Adviser entered into the Agreement to limit the total net annual operating expenses of the series of HMF and HFM II listed on Schedule A and/or Schedule B to the Agreement;

WHEREAS, Hartford Multifactor International Fund and Hartford Multifactor Large Cap Value Fund (collectively, the “Funds”) are newly created series of HMF II and will commence investment operations on or about May 31, 2019;

WHEREAS, the Board of Directors of HMF II has approved the terms and conditions of the expense limitation arrangements on behalf of each of the Funds;

WHEREAS, Lattice Strategies LLC (“Lattice”) is the investment manager of the Funds;

WHEREAS, Lattice is a wholly owned subsidiary of the Adviser; and

WHEREAS, HMF II and the Adviser wish to amend the Agreement to add the Funds to the Agreement;

NOW, THEREFORE, the Companies and the Adviser hereby agree as follows:

1.	The expense limitation arrangements contemplated hereunder shall be fully enforceable with respect to Lattice and the Adviser even though Lattice is not a party to the Agreement.

2.	Section 1 of the Agreement is renamed as “Section 1(A).”

3.	The following is added as new Section 1(B):

1(B). For the period commencing May 29, 2019, through May 31, 2020, the Adviser, on behalf of Lattice, its wholly owned subsidiary, agrees that Lattice shall waive its management fee and/or reimburse Fund expenses to the extent necessary to ensure that the total net annual operating expenses, exclusive of “Excluded Expenses,” as that term is defined under Section 4 below, does not exceed the specified amount for the class of shares of each Fund listed on Schedule C.

4.	The following is added as new Schedule C:

Schedule C
Fund	Total Net Annual Operating Expense Limit (as a percent of average daily net assets)
Hartford Multifactor International Fund	Class Y: 0.44% Class F: 0.34% Class R3: 1.04% Class R4: 0.74% Class R5: 0.44% Class R6: 0.34%
Hartford Multifactor Large Cap Value Fund	Class Y: 0.34% Class F: 0.24% Class R3: 0.94% Class R4: 0.64% Class R5: 0.34% Class R6: 0.24%

5.	All other terms of the Agreement remain in effect.

6.	The effective date of this First Amendment is May 29, 2019.

IN WITNESS WHEREOF, the parties to the Agreement have executive this First Amendment as of the date first written above.

THE HARTFORD MUTUAL FUNDS, INC.		THE HARTFORD MUTUAL FUNDS II, INC.

By:	/s/ Thomas R. Phillips	By:	/s/ Thomas R. Phillips
Name:	Thomas R. Phillips	Name:	Thomas R. Phillips
Title:	Vice President and Secretary	Title:	Vice President and Secretary

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

By:	/s/ Gregory A. Frost
Name:	Gregory A. Frost
Title:	Chief Financial Officer